NOTICE OF EXEMPT SOLICITATION: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: 2443 Fillmore St #380-1454

San Francisco, CA 94115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Majority Action does not beneficially own more than $5 million of Walmart Inc. common stock. This notice is therefore being provided on a voluntary basis.

Vote Recommendation and Summary:

We urge shareholders to vote FOR Item 8 (Racial Equity Audit) on Walmart Inc.’s (“Walmart’s”) 2025 proxy:

RESOLVED: Shareholders request Walmart Inc. (“Walmart” or the “Company”) conduct a third-party, independent racial equity audit analyzing Walmart’s adverse impacts on Black, Indigenous and People of Color (BIPOC) communities, and providing recommendations for improving the company’s racial equity impact. Input from employees, customers, and racial justice, labor, and civil rights organizations should be considered in determining speciﬁc matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be published on Walmart’s website.

Support is warranted for the following reasons:

●	Racial equity audits help mitigate the company-specific and portfolio-wide risks associated with systemic inequality.
●	A racial equity audit at Walmart is needed because the company has eliminated and scaled back business strategies and DEI initiatives that it previously claimed obviated the need for an audit.
●	Walmart did not solicit feedback on its plan to dismantle DEI from key stakeholders, and its rollbacks have generated criticism from investors, policymakers, and consumers
●	Walmart’s human capital management practices disproportionately harm workers of color in its frontline workforce and in its supply chain.
●	An independent racial equity audit would help Walmart develop a human capital management strategy that is more responsive to the perspectives of frontline workers and deliver on its stated goal of fostering employee belonging and growth.
●	Walmart underinvests and underperforms in low-income communities of color.
●	As the nation’s largest private employer, grocer, and retailer, Walmart’s policies and practices have far-reaching racial equity impacts, including in upstream and downstream low-wage sectors and in consumer markets.
●	A significant percentage of independent Walmart shareholders have already expressed support for a racial equity audit.

I.             A racial equity audit helps to mitigate the risks associated with systemic inequality

Systemic inequality – and one of its key drivers, systemic racism – poses company-specific and portfolio-wide risks to investors. Companies that fail to address racial discrimination, bias, and disparities in their policies, practices, and products are subject to increased risk in the form of operational inefficiencies, human capital problems, consumer boycotts, and impediments to their social license to operate.1 Systemic inequality also impacts long-term investment performance, costing the U.S. economy trillions of dollars a year in GDP growth2 by limiting human capital formation, depressing aggregate demand, and contributing to political, social, and economic instability.3

Racial equity audits are an important tool for mitigating the risks of systemic inequality. A racial equity audit is a systematic, comprehensive, and independent analysis of a company’s policies, practices, products, and services for discriminatory or disparate impact on various stakeholders, including but not limited to employees, current and potential customers, suppliers, and communities subject to a firm’s negative externalities. In today’s political environment, where companies are jettisoning diversity, equity, and inclusion (DEI) in response to ideologically motivated pressure campaigns, a third-party racial equity audit can be an important tool for ensuring that corporate racial equity strategies are driven by sound business rationale and not by the whims of political currents. The recently released Civil Rights Audits Standards – developed by an independent committee of civil rights and labor experts, business executives, and investors, including representatives from Meta, Airbnb, and State Street – can help companies conduct audits that adhere to best practices while optimizing firm resources and capabilities.4

II.	A racial equity audit at Walmart is needed because the company has eliminated and scaled back business strategies and DEI initiatives that it previously claimed obviated the need for an audit

In November 2024, Walmart initiated a sweeping rollback of DEI initiatives, including but not limited to discontinuing its supplier diversity program, ending equity trainings for employees, erasing the word “diversity” from company documents, removing certain LGBTQ+ products from its shelves, and withdrawing from the Human Rights Campaign’s corporate equality index.5

In previous corporate communications, Walmart pointed to now-defunct equity-enhancing business strategies as evidence of its commitment to racial justice and as justification for why it should not have to conduct a third-party racial equity audit.6 For example:

1 For more on the company-specific risks related to racial inequity, see Majority Action, Equity in the Boardroom 2023, March 2024, bit.ly/4jaOI7y, pp. 9-10.

2 For a summary of studies examining the impact of systemic racism on GDP growth, see Majority Action, Equity in the Boardroom 2022, February 2023, https://bit.ly/3YSTU97, p. 5.

3 For more on the systemic risks associated with inequality and systemic racism, see Majority Action, Equity in the Boardroom 2024, April 2025, https://bit.ly/4dJPIid, pp. 7-13.

4 PolicyLink and CapEQ, Civil Rights Audit Standards, July 2024, https://www.policylink.org/civil-rights-audit-standards; see also Majority Action, What Makes a Racial Equity Audit?, https://bit.ly/3FqiUOd.

5 Anne D’innocenzio, “Walmart becomes latest — and biggest — company to roll back its DEI policies,” Associated Press, November 25, 2024 (https://apnews.com/article/walmart-dei-inclusion-diversity-34b06922e60e5116fe198696201ce4d9; Melissa Repko, “Walmart pulls back on DEI efforts, removes some LGBTQ merchandise from website,” CNBC, November 25, 2025 (https://www.cnbc.com/2024/11/26/walmart-pulls-back-on-dei-efforts-removes-some-lbgtq-merchandise-.html).

6 Walmart Inc., SEC DEF 14A, filed April 20, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416923000034/wmt-20230420.htm, p. 107; Walmart Inc., SEC DEF 14A, filed April 25, 2024, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416924000078/wmt-20240424.htm, p. 105.

●	Walmart announced that it will close the Center for Racial Equity, a $100 million philanthropic commitment the company made in 2020 to “address the root causes of gaps in outcomes experienced by Black and African American people in education, health, finance, and criminal justice systems.”[7] Walmart cited the Center for Racial Equity in its opposition statement to the racial equity audit proposals that were filed in 2023 and 2024, stating that the philanthropic endeavor was part of the company’s “efforts to promote an inclusive society.”[8]
●	In 2020, Walmart pointed to Walmart Health and its digital health offerings as part of its goal to “find natural overlaps between Walmart’s core business and society’s larger needs that perpetuate racism and discrimination.”[9] Walmart opened its Walmart Health clinics in underserved and underinsured communities that face barriers to affordable care.[10] In 2024, Walmart decided to close Walmart Health and end all of its virtual care services.[11] 24 of the company’s 51 Walmart Health clinics were located in majority-minority zip codes.[12]
●	In its 2023 proxy statement, Walmart said that it aims to “decrease the racial wealth gap” by increasing supplier access to financing and working capital.[13] In 2024, Walmart sourced $13.7 billion in goods and services from 2,400 suppliers owned by people of color, women, veterans, disabled people, and members of the LGBTQ+ community.[14] Elsewhere, CEO Doug McMillion has acknowledged the business rationale for supplier diversity, claiming that sourcing from diverse suppliers helps Walmart “deliver products and services that meet our customers’ needs.”[15] Yet as part of its DEI rollbacks, Walmart announced that it would stop collecting demographic data when determining financing eligibility for supplier contract grants.[16]

Just several years earlier, Walmart claimed that DEI was a business imperative. Specifically, in its 2023 Form 10-K, Walmart identified “belonging, diversity, equity and inclusion” as a priority issue that “[offers] potential for Walmart to create shared value,” “[ranks] high in relevance to our business,” “helps

7 Walmart Inc., “Center for Racial Equity,” https://www.walmart.org/what-we-do/center-for-racial-equity (accessed March 16, 2025).

8 Walmart Inc., SEC DEF 14A, filed April 20, 2023, p. 107; Walmart Inc., SEC DEF 14A, filed April 25, 2024, p. 105.

9 Walmart Inc., “Making a Difference in Racial Equity: Walmart CEO Doug McMillon’s Full Remarks,” June 5, 2020, https://corporate.walmart.com/news/2020/06/05/equity (accessed May 20, 2025).

10 Nathaniel Meyersohn, “Welcome to Walmart. Your doctor will see you now,” CNN, March 4, 2020, https://www.cnn.com/2020/03/03/business/walmart-health-care-clinics-amazon-cvs/index.html.

11 Nathaniel Meyersohn, “Walmart will close all of its health care clinics,” CNN, April 30, 2024, https://www.cnn.com/2024/04/30/business/walmart-closes-health-clinics.

12 Majority Action analysis of data obtained from Eric Lagatta, “Walmart will close all 51 of its health centers: See full list of locations,” USA Today, April 30, 2024, https://www.usatoday.com/story/money/business/2024/04/30/walmart-health-clinics-closing-locations-list/73511244007/; 2019-2023 American Community Survey 5-Year Estimates.

13 Walmart Inc., SEC DEF 14A, filed April 20, 2023, p. 107; Scott McCall and Megan Crozier, “Accelerating Our Commitment to Diverse and Minority Suppliers,” Walmart Inc., April 28, 2021, https://corporate.walmart.com/news/2021/04/28/accelerating-our-commitment-to-diverse-and-minority-suppliers (accessed May 20, 2025).

14 Walmart Inc., “Supplier Opportunity,” October 16, 2024, https://corporate.walmart.com/purpose/esgreport/social/supplier-opportunity (accessed May 20, 2025).

15 Walmart Inc., 2021 Supplier Inclusion Impact Report, https://corporate.walmart.com/content/dam/corporate/documents/suppliers/supplier-inclusion/walmart-economic-impact-2021.pdf (accessed May 20, 2025).

16 Ryan Golden, “Walmart DEI gives up the ghost, giving way to ‘belonging,’” HR Dive, November 26, 2024, https://www.hrdive.com/news/walmart-rolls-back-dei-commits-to-belonging/734115/.

us fulfill our customer mission, [and] strengthens our business.”17 Walmart has not publicly provided any business rationale for its DEI rollbacks, nor has it provided any analysis of whether and which DEI initiatives have failed to deliver on their value proposition.

Furthermore, Walmart allowed “anti-woke” influencer Robby Starbuck18 to break the news of its DEI reversal on his social media account – creating the perception that the company’s actions were driven by political capitulation as opposed to sound business logic rooted in creating shareholder value.19

A racial equity audit enables companies to avoid the pitfalls of political polarization by rigorously evaluating equity-enhancing initiatives to ensure that they actually address key business vulnerabilities and are strategic, effective, and beneficial to the bottom line.

III.          Walmart did not solicit feedback on its plan to dismantle DEI from key stakeholders, and its rollbacks have generated criticism from investors, policymakers, and consumers

According to seven-year Walmart associate, TaNeka Hightower, Walmart did not seek feedback from or notify frontline workers about its reversal on DEI prior to the news breaking on social media.20 Leading civil rights organizations that the company previously touted as key partners in its community engagement efforts – such as the National Urban League, the NAACP, and LULAC – were also taken by surprise and have denounced the company’s DEI rollbacks.21 According to Marc Moriel, CEO and President of the National Urban League, Walmart’s decision to jettison DEI occurred “without any careful consultation with their partners [and] without any real serious evaluation of the success of these programs.”22

In a public letter to McMillon, a group of 30 shareholders representing $266 billion in funds criticized Walmart for not providing a “financial or business case for this change in policy.”23 State attorneys

17 Walmart Inc., SEC Form 10-K, filed March 15, 2024, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416924000056/wmt-20240131.htm, p. 12.

18 See David Segal, “The Anti-D.E.I. Agitator That Big Companies Fear Most,” The New York Times, November 1, 2024, https://www.nytimes.com/2024/11/01/business/dei-robby-starbuck.html.

19 Beth Kowitt, “Walmart's DEI Reversal Isn't All About Robby Starbuck,” Bloomberg, December 2, 2024, https://www.bloomberg.com/opinion/articles/2024-12-02/walmart-s-dei-reversal-isn-t-all-about-robby-starbuck.

20 Michael Sainato, “‘A huge regression’: Walmart’s DEI rollback incites new racial equity push,” The Guardian, December 15, 2024, https://www.theguardian.com/business/2024/dec/15/walmart-dei-diversity-equity-inclusion-rollback.

21 NAACP Virginia State Conference, “Virginia NAACP Responds to Walmart’s Rollback of DEI Initiatives,” November 27, 2024, https://naacpva.org/virginia-naacp-responds-to-walmarts-rollback-of-dei-initiatives/ (accessed May 20, 2025); NAACP Arkansas State Conference, “NAACP Arkansas State Conference denounces Wal-Mart’s New Stance on DEI,” January 30, 2025, https://arktimes.com/wp-content/uploads/2025/01/DEI-PRESS-RELEASE-2.pdf (accessed May 20, 2025); Cheyanne M. Daniels, “Civil rights group’s president ‘dismayed’ by Walmart decision to cut DEI,” The Hill, November 27, 2024, https://thehill.com/homenews/race-politics/5012407-civil-rights-group-national-urban-league-walmart-dei/; Katiera Winfrey, “Houston advocacy groups call for boycott of major retailers over DEI cuts,” KHOU 11, February 27, 2025, https://www.khou.com/article/money/business/houston-advocacy-groups-boycott-dei-friday-february-28/285-27acbf69-ad35-443a-ac77-72dbe5bc1630.

22 Daniels, “Civil rights group’s president ‘dismayed’ by Walmart decision to cut DEI.”

23 “Investor Statement to Walmart,” Letter to Walmart CEO Doug McMillon from Caroline Boden, Interfaith Center for Corporate Responsibility, January 14, 2025, https://www.iccr.org/wp-content/uploads/2025/01/Investor-Letter-to-Walmart_Public_2025.01.141.pdf.

general in 13 states with over 325,000 frontline Walmart workers24 published an open letter to McMillon clarifying that DEI initiatives actually reduce legal risk by helping corporations comply with state and federal civil rights and nondiscrimination laws.25

In its Form 10-K, Walmart acknowledges that its handling of DEI issues could lead to “consumer boycotts, negative publicity campaigns, litigation, and reputational harm,” which in turn could result in “lower sales, the termination of business relationships, and negative impacts to associate retention and recruiting efforts.”26 Walmart has faced several boycott actions since its DEI reversal,27 with the company suffering a decline in foot traffic in February and March of this year.28 The NAACP has urged consumers to shift their spending away from Walmart in its Black Consumer Advisory.29 Target—a Walmart competitor that also eliminated key DEI initiatives and has been a target of boycotts—recently missed first-quarter earnings expectations and cut its full-year sales outlook, citing consumer backlash to its DEI reversal as one reason for its underperformance.30

IV.	A racial equity audit at Walmart is needed because the company’s human capital management practices disproportionately harm workers of color in its frontline workforce and in its supply chain

Black and Latino workers at Walmart are concentrated in frontline roles, comprising 42% of hourly positions but only 24% of management positions and 15% of officer positions.31 Because of this occupational segregation, Black and Latino workers are disproportionately subject to Walmart’s low compensation, two-tier system of job quality, and poor working conditions. Walmart’s wages are so low that its workers are the biggest recipients of Medicaid and SNAP benefits in

24 Find state-by-state employment counts at Walmart Inc., “Location Facts,” https://corporate.walmart.com/about/location-facts (accessed March 17, 2025).

25 Letter to Walmart President and CEO from Attorney General Kwame Raoul, State of Illinois Office of the Attorney General, January 9, 2025, https://oag.ca.gov/system/files/attachments/press-docs/2025.01.09%20Letter%20from%20AGs%20to%20Doug%20McMillion.pdf, p. 2.

26 Walmart Inc., SEC Form 10-K, filed March 14, 2025, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416925000021/wmt-20250131.htm, p. 15.

27 Kelly Tyko and Ivana Saric, “Economic blackout targets retailers from Amazon to Walmart,” Axios, February 28, 2025, https://www.axios.com/2025/02/28/economic-blackout-feb-28-no-shopping-day-boycott; Betty Lin-Fisher, “Shoppers are boycotting Walmart over rollbacks in DEI efforts from April 7 to 14,” USA Today, April 9, 2025, https://www.usatoday.com/story/money/2025/04/09/consumers-boycott-walmart-dei-april-7/82991507007/; Patricia Battle, “Walmart suffers another major boycott from customers,” Yahoo! Finance, May 20, 2025, https://finance.yahoo.com/news/walmart-suffers-another-major-boycott-174700578.html.

28 Bill Wilson, “Target, Walmart suffered drop in foot traffic during DEI-fueled boycotts,” Supermarket News, April 21, 2025, https://www.supermarketnews.com/grocery-operations/report-target-walmart-suffer-drop-in-foot-traffic-during-dei-fueled-boycotts.

29 NAACP, The Black Consumer Advisory, https://naacp.org/campaigns/black-consumer-advisory#toc-11780 (accessed May 20, 2025).

30 Melissa Repko, “Target cuts sales outlook as retailer blames tariff uncertainty and backlash to DEI rollback,” CNBC, May 21, 2025, https://www.cnbc.com/2025/05/21/target-tgt-q1-2025-earnings.html.

31 Walmart Inc., You Belong: Belonging, Diversity, Equity & Inclusion 2024 Annual Report, https://corporate.walmart.com/content/dam/corporate/documents/purpose/culture-diversity-equity-and-inclusion-report/2024-annual-belonging-diversity-equity-and-inclusion-annual-report.pdf (accessed May 20, 2025), p. 6.

most states.32 One-third of Walmart employees are part-time,33 and while Walmart does not disclose data on part/full-time status by race, a 2018 survey of over 6,176 Walmart associates found that people of color are more likely to be employed in part-time positions and locked out of opportunities for advancement.34 The National Council for Occupational Safety and Health named Walmart a “Dirty Dozen” employer in 2024 following the death of a Black female worker on the job.35 An in-depth investigation by The New Republic found that Walmart is likely underreporting injury data to the Occupational Health and Safety Administration and that understaffing, inadequate sick leave benefits, harsh attendance policies, and fear of retaliation creates an environment of overwork and heightened injury risk for frontline workers.36 Walmart is investing heavily in digital tools “to improve associate productivity, efficiency, engagement, and performance,”37 but it is unclear whether it has instituted guardrails to protect against algorithmic management and discrimination.38

Walmart has also been involved in numerous labor controversies concerning racial discrimination and bias. A 2022 Congressional investigation found that “Walmart had some of the largest racial inequities of the surveyed companies when it came to employment outcomes,” with Black hourly workers fired twice as frequently as white hourly workers during the pandemic.39 In a 2021 survey, high-ranking Black employees at Walmart said they found career advancement at the company difficult and would not recommend working there.40 In 2022, Walmart settled a lawsuit filed by a Black former supervisor who claimed he was fired in retaliation for complaining that his manager used racial slurs.41 Legal experts have cautioned that companies like Walmart that have dropped DEI mandates may be more likely to overlook or even reinforce discriminatory practices, exposing themselves to increased legal and regulatory risk.42

32 United States Government Accountability Office, Federal Social Safety Net Programs: Millions of Full-Time Workers Rely on Federal Health Care and Food Assistance Programs, Report to the Ranking Member - Committee on the Budget - U.S. Senate, October 2020, https://www.gao.gov/ assets/gao-21-45.pdf.

33 Walmart Inc., “Our People: Associate Experiences and Paths to Opportunity,” December 13, 2024, https://corporate.walmart.com/purpose/esgreport/social/our-people (accessed May 20, 2025).

34 Nikki Thanos and Maggie Corse, Trapped In Part-Time: Walmart’s Phantom Ladder of Opportunity, Organization United for Respect, Center for Popular Democracy, and Fair Workweek Initiative, https://united4respect.org/wp-content/uploads/2019/09/Part-Time-Full-Report-Web.pdf.

35 National Council for Occupational Health and Safety, Dirty Dozen 2024: Unsafe and Reckless Employers Risking the Lives of Workers and Communities, https://nationalcosh.org/DD24.

36 Jasper Craven, “A Death at Walmart,” The New Republic, January 16, 2024, https://newrepublic.com/article/177515/death-walmart-workplace-safety-record.

37 Walmart Inc., SEC Form 10-K, filed March 14, 2025, p. 12.

38 Alexandra Mateescu and Aiha Nguyen, “Algorithmic Management in the Workplace,” Data & Society, February 2019, https://datasociety.net/wp-content/uploads/2019/02/DS_Algorithmic_Management_Explainer.pdf.

39 House Select Subcommittee on the Coronavirus Crisis, America’s Pandemic Workforce: Persistent Structural Inequities Harm Workers and Threaten Future Crisis Response, October 2022, https://coronavirus-democrats-oversight.house.gov/sites/democrats.coronavirus.house.gov/files/2022.10.25% 20Persistent%20Structural%20Inequities%20Harm%20Workers%20and%20Threaten%20Future%20Crisis%20Response.pdf, p. 17.

40 Matthew Boyle and Bloomberg, “Walmart is not an ideal company to work for, according to some senior Black managers,” Fortune, July 8, 2021, https://fortune.com/2021/07/08/walmart-black-management-survey-career-development-diversity/.

41 Elliot Weld, “Walmart Settles With Ex-Worker Who Complained of Slurs,” Law360, October 26, 2022, https://www.law360.com/articles/1543748/walmart-settles-with-ex-worker-who-complained-of-slurs.

42 Daniel Wiessner, “Despite Trump order, abandoning DEI could land companies in legal trouble,” Reuters, January 24, 2025, https://www.reuters.com/business/despite-trump-order-abandoning-dei-could-land-companies-legal-trouble-2025-01-24/.

Recent government probes and investigative reporting have also drawn attention to the use of forced labor in Walmart’s U.S. supply chain. Many jobs in Walmart’s supply chain43 are highly coercive, unsafe, and low-paying, and they are disproportionately performed by Black and Brown workers who are minors, undocumented, and/or incarcerated. Walmart purchases food products from suppliers that source labor from prisons such as the Louisiana State Penitentiary, a former slave plantation where 74% of incarcerated people are Black.44 A New York Times investigation found that many Walmart suppliers rely on Central American migrant child laborers.45 In 2023, a federal investigation uncovered evidence of forced migrant labor in violation of the temporary agricultural workers visa program on farms that supply watermelons to Walmart.46

Racially inequitable human capital management practices pose risks to Walmart. Walmart identifies failure to “attract and retain qualified associates” as a material risk that could jeopardize its “ability to continue to conduct and expand our operations.”47 The company states that if it is “unable to locate, attract, or retain qualified personnel,…the quality of service that we provide to our customers may decrease and our financial performance may be adversely affected.”48 For a company that relies heavily on Black and Brown frontline workers to generate value, redressing systemic racism is a critical aspect of effective human capital management. An independent racial equity audit would help Walmart identify, triage, and address racial inequities in a systematic and transparent manner that could decrease human capital risks and improve worker retention, morale, and productivity.

V.	An independent racial equity audit would help Walmart develop a human capital management strategy that is more responsive to the perspectives of frontline workers and deliver on the company’s goal of fostering employee belonging

Walmart points to changes in company policies and associate development programs like Live Better U as key elements of its workforce strategy, which seeks to cultivate a culture of belonging.49 However, when asked, many frontline workers say they have never heard of these initiatives – suggesting that at the very least, implementation is inconsistent and incomplete. According to 31-year associate Daniel Coles, “Walmart executives say they’re doing all these things to address racial inequity…[but] in my thirty-plus years at Walmart, I haven’t seen any initiatives from the top.”50 Daniel’s insight is consistent with

43 By “jobs in Walmart’s supply chain,” we mean jobs at Walmart’s tier 1, 2, and 3 suppliers, not warehousing jobs in Walmart’s distribution and fulfillment facilities.

44 Robin McDowell and Margie Mason, “Prisoners in the US are part of a hidden workforce linked to hundreds of popular food brands,” Associated Press, January 29, 2024, https://apnews.com/article/prison-to-plate-inmate-labor-investigation-c6f0eb4747963283316e494eadf08c4e; ACLU, “ACLU Report Finds Incarcerated Workers Earn Between $0.02 And $0.40 Per Hour In Louisiana,” June 22, 2022, https://www.laaclu.org/en/press-releases/aclu-report-finds-incarcerated-workers-earn-between-002-and-040-hour-louisiana.

45 Hannah Dreier, “Alone and Exploited, Migrant Children Work Brutal Jobs Across the U.S.,” The New York Times, February 25, 2023, https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html.

46 U.S. Department of Labor, “Court sentences Florida labor contractor to nearly 10 years in prison in case involving forced labor, part of U.S. Department of Labor Investment,” February 2, 2023, https://www.dol.gov/newsroom/releases/whd/whd20230202-2 (accessed May 20, 2025).

47 Walmart Inc., SEC Form 10-K, filed March 14, 2025, p. 22.

48 Walmart Inc., SEC Form 10-K, filed March 14, 2025, p. 22.

49 Walmart Inc., SEC Form 10-K, filed March 14, 2025, pp. 11-12.

50 Quote supplied by United for Respect.

research findings that conclude that while companies may have policies and practices in place to attract and retain low-wage workers, they often do a poor job of actually implementing them.51

Workers are best positioned to identify the discrepancies between human capital management policy, implementation, and impact because they experience them first-hand. Walmart claims it uses engagement surveys and employee resource groups to engage with and solicit feedback from its associates.52 However, research shows that workers often withhold critical perspectives when engaging with management-sponsored feedback tools due to mistrust and fear.53

Transparent engagement with workers is a key pillar of an independent racial equity audit. A racial equity audit that incorporates the feedback and learnings of frontline employees can help Walmart craft a more effective and responsive human capital management strategy.

VI.	A racial equity audit at Walmart is needed because the company underinvests and underperforms in low-income communities of color

One analysis of Yelp reviews found that “Poor customer service is unevenly distributed across Walmart stores in ways that reproduce racial and socioeconomic disadvantage”— a practice the researcher calls “consumer redlining” to capture the company’s systematic neglect of stores in communities of color.54 A pattern appears to have emerged in which Walmart understaffs and neglects stores that are located in communities of color, deems them “unprofitable,” and then slates them for closure.55 In 2023 and 2024, 60% of Walmart’s 35 store closures were located in majority-minority zip codes.56 Walmart’s entry into low-income communities often comes at the expense of small and regional retailers, meaning that when the company shutters stores in these areas, it frequently turns the neighborhood into a food or pharmacy desert.57

51 Joseph Fuller and Manjari Raman, “The High Cost of Neglecting Low-Wage Workers,” Harvard Business Review, May-June 2023, https://hbr.org/2023/05/the-high-cost-ofneglecting-low-wage-workers?registration=success.

52 Walmart Inc., SEC DEF 14A, filed April 25, 2025, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416925000055/wmt-20250424.htm, p. 120.

53 Dave Zielinkski, “Worker Mistrust Leads to Flawed Data in Engagement Surveys,” SHRM, April 22, 2022, https://www.shrm.org/topics-tools/news/technology/worker-mistrust-leads-to-flawed-data-engagement-surveys.

54 Adam Reich, “Walmart’s Consumer Redlining,” Contexts, vol. 15, no. 4 (2016), https://journals.sagepub.com/doi/pdf/10.1177/1536504216685128, p. 75; see also Andrea Chandrasekher, “The ‘Good’ Starbucks: Consumer Redlining in Large American Chain Stores, September 1, 2023, https://ssrn.com/abstract=4594953.

55 Leticia Miranda, “Walmart’s Chicago Exits Aren’t About Crime, Just Business,” Bloomberg, April 12, 2023, https://www.bloomberg.com/opinion/articles/2023-04-12/walmart-s-chicago-store-closings-aren-t-about-crime-just-business.

56 Majority Action analysis of data obtained from Katherine Rodriguez, “Walmart store closings 2023: See the full list of every store that closed this year,” NJ.com, December 28, 2023, https://www.nj.com/business/2023/12/walmart-store-closings-2023-see-the-full-list-of-every-store-that-closed-this-year.html; Jessica Jones-Gorman, “Walmart shuttered 11 stores in 2024: Here’s the full list,” SI Live, December 12, 2024, https://www.silive.com/business/2024/12/walmart-shuttered-11-stores-in-2024-heres-the-full-list.html; 2019-2023 American Community Survey 5-Year Estimates.

57 See for example Brian White, “El Cajon Walmart in Parkway Plaza closing its doors for good,” CBS 8, January 12, 2024, https://www.cbs8.com/article/news/local/working-for-you/walmart-parkway-plaza-el-cajon-closing/509-3fed7353-9634-4f93-bc65-2a921a6c7b74; Shellye Leggett, “Customers dismayed at Logan Heights Walmart closing,” NBC San Diego, January 15, 2024, https://www.nbcsandiego.com/news/local/customers-dismayed-at-logan-heights-walmart-closing/3405278/; Forrest McFarland, “Walmart is slammed for leaving ‘void’ in major US

The city of Chicago provides a striking illustration of the racial geography of store closures. Three years after making Chicago a cornerstone of its corporate racial justice initiative,58 Walmart closed three stores in predominantly Black and Brown neighborhoods that had long suffered from poor grocery and retail access.59 Walmart’s four remaining Chicago-area stores are located in more affluent zip codes that are over 90% white.60 Walmart targeted stores in majority-minority neighborhoods for closure, despite acknowledging that all of its Chicago locations “face the same business difficulties.”61

VII.	A racial equity audit at Walmart is needed because the company is a critical economic actor that has an outsized impact on workers and consumers of color

As the nation’s largest retailer, grocer, and private employer, Walmart exerts enormous influence over the economy, and its racial equity impacts are far-reaching:

●	Walmart employs numerous people of color in its workforce. Walmart is the largest private employer in the U.S.,[62] the single largest employer in 19 states, and the second or third largest employer in 20 states.[63] It is the largest private employer of Black workers,[64] and over 52%[65] of its 1.47 million hourly associates are people of color.[66]
●	Walmart’s policies and practices impact low-wage workers of color beyond Walmart. Because of its size, Walmart’s practices and policies drive standards in the retail, grocery, and warehousing industries and have wide-ranging impacts on the low-wage labor market,[67] where city after abruptly closing store and creating a ‘food desert’,” The U.S. Sun, April 17, 2024, https://www.the-sun.com/money/11115820/walmart-closes-store-albuquerque-food-desert/.

58 Office of the Mayor, “Mayor Lori Lightfoot Joins Walmart CEO Doug McMillon to Announce Plans to Reopen All Chicago-Based Stores,” City of Chicago, June 26, 2020, https://www.chicago.gov/city/en/depts/mayor/press_room/press_releases/2020/june/WalmartReopeningPlans.html (accessed May 21, 2025).

59 Danielle Sanders, “Community Expresses Outrage over Walmart Closings,” Chicago News Weekly, April 17, 2023, https://www.cnwmedia.com/2023/community-expresses-outrage-over-walmart-closings.

60 Majority Action analysis of data obtained from Walmart’s Store Directory (https://www.walmart.com/store-directory/il/chicago) and 2019-2023 American Community Survey 5-Year Estimates.

61 Walmart Inc., “Walmart Announces Closure of Four Chicago Stores,” April 11, 2023, https://corporate.walmart.com/news/2023/04/11/walmart-announces-closure-of-four-chicago-stores (accessed May 19, 2025).

62 Aima Zaheer, “5 Companies With The Most Employees In The US,” Insider Monkey, January 11, 2024, https://www.insidermonkey.com/blog/5-companies-with-the-most-employees-in-the-us-1245659/5/.

63 World Population Review, “Largest Employer by State 2025,” https://worldpopulationreview.com/state-rankings/largest-employer-by-state (accessed May 19, 2025).

64 Walmart Inc., “Celebrating Black Excellence and Unlimited Potential,” https://corporate.walmart.com/news/2024/02/14/celebrating-black-excellence-and-unlimited-potential (accessed May 19, 2025).

65 Walmart Inc., You Belong: 2024 Mid-Year Belonging Report, https://corporate.walmart.com/content/dam/corporate/documents/purpose/culture-diversity-equity-and-inclusion-report/2024-mid-year-belonging-report.pdf, p. 4 (accessed May 19, 2025).

66 According to Walmart’s 2025 10-K, 92% of its 1.6 million associates (~1.47 million) are hourly.

67 See for example Erica Smiley, “Target’s Wage Increase Proves Walmart Sets Standards for the Entire Retail Industry,” Jobs with Justice, March 20, 2015, https://www.jwj.org/targets-wage-increase-proves-walmart-sets-standards-for-the-entire-retail-industry.

workers of color are overrepresented.68 By using its scale and bargaining power to extract low prices from suppliers,69 Walmart also exerts downward pressure on wages and working conditions in industries like agriculture and food production, where undocumented migrants and incarcerated workers toil in the shadow workforce. Moreover, Walmart exerts monopsony power in many local labor markets, enabling it to depress wages, staffing levels, and working conditions below competitive levels with spillover effects on other low-wage local industries.70 The harms of monopsony are disproportionately borne by Black workers, given the ways in which racial discrimination contributes to reduced labor market mobility and lower quit elasticities.71

●	Walmart’s DEI reversal will likely have ripple effects. Business columnists have commented that given Walmart’s size and influence, its about-face on DEI is likely to set a “chilling tone” for corporate America’s diversity efforts going forward.[72]
●	Walmart’s strategies, practices, policies, and products impact tens of millions of consumers of color. 90% of the U.S. population lives within ten miles of a Walmart,[73] and 63% of Walmart stores are located in zip codes where people of color comprise at least 25% of the population.[74] Walmart exercises monopoly power over many local grocery markets[75] and is often the only grocer in low-income neighborhoods of color that would otherwise be considered food deserts.[76] Walmart’s omnipresence and market control gives it extraordinary power over where consumers shop, what they buy, and how much they pay.[77] The racial equity impacts of how Walmart exerts this power deserve further examination and scrutiny.

In short, Walmart’s contributions to systemic inequality have a multiplier or spillover effect on low-wage labor markets and industries, consumer markets, and the future of corporate DEI efforts. Given the “Walmart Effect,” a racial equity audit that results in improvements to company policies and practices would likely unlock economy-wide value creation, which would benefit diversified investors.

68 Hye Jon Rho et al., A Basic Demographic Profile of Workers in Frontline Industries, Center for Economic and Policy Research, April 2020, https://cepr.net/wp-content/uploads/2020/04/2020-04-Frontline-Workers.pdf.

69 Ben Unglesbee, “Walmart works with some suppliers to lower price,” Supply Chain Dive, May 25, 2023, https://www.supplychaindive.com/news/walmart-suppliers-bring-down-prices-inflation/651258/.

70 Justin Wiltshire, “Walmart Supercenters and Monopsony Power: How a Large, Low-Wage Employer Impacts Local Labor Markets,” Washington Center for Equitable Growth, January 28, 2022, https://equitablegrowth.org/working-papers/walmart-supercenters-and-monopsony-power-how-a-large-low -wage-employer-impacts-local-labor-markets/.

71 Suresh Naidu and Michael Carr, “If You Don’t Like Your Job, Can You Always Quit? Pervasive Monopsony Power and Freedom in the Labor Market,” Journal of Law and Political Economy, vol. 3, no. 1 (2022): https://escholarship.org/content/qt3t61g53n/qt3t61g53n.pdf.

72 Kowitt, “Walmart's DEI Reversal Isn't All About Robby Starbuck”; Pamela N. Danziger, “Retailers Must Rethink DEI After Walmart Rolls Back Its Program,” Forbes, November 27, 2024, https://www.forbes.com/sites/pamdanziger/2024/11/27/retailers-must-rethink-dei-after-walmart-rolls-back-its-program/.

73 Walmart Inc., “Belonging,” https://corporate.walmart.com/purpose/belonging (accessed May 20, 2025).

74 Majority Action analysis of data obtained from Walmart Open Data Hub (https://walmart-open-data-walmarttech.opendata.arcgis.com/) and 2019-2023 American Community Survey 5-Year Estimates.

75 Stacy Mitchell, Report: Walmart’s Monopolization of Local Grocery Markets, Institute for Local Self-Reliance, June 26, 2019, https://ilsr.org/articles/walmarts-monopolization-of-local-grocery-markets/.

76 Ben Tobin and Dominick Reuter, “Walmart’s sudden move to close 4 Chicago stores sparks outrage, with critics saying it will drive up grocery costs for the neediest families,” Business Insider, April 13, 2023, https://www.businessinsider.com/walmart-closing-chicago-stores-sparks-outrage-2023-4.

77 Civil Eats, “The Long Reach of the Walmart-Walton Empire,” November 1, 2023, https://civileats.com/2023/11/01/the-long-reach-of-the-walmart-walton-empire/.

VIII.	A significant percentage of independent shareholders have already expressed support for a racial equity audit

Similar proposals calling on Walmart to conduct a racial equity audit were put to a vote in 2024 and 2023 and received 42% and 34% of independent votes cast, respectively.78 It is commonly expected that proposals that receive 20% or more support merit a company response. A recent survey of institutional investors representing $47 trillion in assets under management found that 60% of respondents expect companies to formally respond to shareholder proposals that receive 20% or more support.79

We are not soliciting authority to vote your proxy and no proxy cards will be accepted. Vote your proxy in accordance with the instructions in Walmart’s proxy statement.

78 The Walton family owns 46-47% of Walmart common stock. Independent shareholder support was calculated by subtracting the total number of shares owned by the Walton family from the total number of votes cast against the proposal (Votes Against), and computing Independent Shareholder Support = Votes For ÷ (Votes For + Votes Against + Abstentions). We assume the Walton family voted all their shares and voted against the proposal. Walmart Inc., SEC Form 8-K, filed June 2, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416923000054/wmt-20230531.htm ; Walmart Inc., SEC Form 8-K, filed June 7, 2024, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000104169/000010416924000103/wmt-20240605.htm; Walmart Inc., SEC DEF 14A, filed April 20, 2023, p. 121; Walmart Inc., SEC DEF 14A, filed April 25, 2024, p. 119.

79 Georgeson, Investor Survey Insights Report, November 2022, https://images.info.computershare.com/Web/CMPTSHR1/%7B400776d4-b88b-4236-92dc-cc492a550ff5%7D_Institutional-Investor-Survey-Insights-Europe-UK.pdf, p. 22.